Exhibit 99.1

JIN MEDICAL INTERNATIONAL LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2026	2025
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$9,083,602	$7,461,630
Short-term investments	21,020,722	22,168,607
Accounts receivable, net	5,478,436	5,807,386
Accounts receivable - related parties	35,600	106,290
Inventories, net	5,754,146	4,923,164
Due from a related party	17,853	-
Advance to suppliers - a related party	639,028	-
Prepaid expenses and other current assets	2,527,528	3,676,136
TOTAL CURRENT ASSETS	44,556,915	44,143,213

NON-CURRENT ASSETS:
Operating lease right-of-use assets	50,642	85,157
Property, plant and equipment, net	9,849,841	7,895,385
Land use right, net	1,124,634	1,102,802
Deferred tax assets, net	243,700	141,801
Other non-current assets	13,059	-
TOTAL NON-CURRENT ASSETS	11,281,876	9,225,145

TOTAL ASSETS	$55,838,791	$53,368,358

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$17,979,816	$18,837,468
Accounts payable	2,603,358	3,256,624
Accrued liabilities and other payables	510,611	673,472
Deferred revenue	452,720	495,357
Deferred revenue - related parties	182,385	115,876
Taxes payable	287,485	302,317
Due to related parties	749,139	42,132
Operating lease liabilities, current	57,433	72,645
TOTAL CURRENT LIABILITIES	22,822,947	23,795,891

NON-CURRENT LIABILITY:
Long-term bank loan	2,867,040	-
TOTAL NON-CURRENT LIABILITY	2,867,040	-

TOTAL LIABILITIES	25,689,987	23,795,891

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Class A ordinary share, $0.001 par value, 45,000,000 shares authorized, 6,827,383 shares and nil were issued and outstanding as of March 31, 2026 and September 30, 2025, respectively *	6,827	-
Class B ordinary share, $0.001 par value, 5,000,000 shares authorized, 1,000,000 shares and nil were issued and outstanding as of March 31, 2026 and September 30, 2025, respectively *	1,000	-
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, nil and 7,827,355 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively *	-	7,827
Additional paid-in capital	6,749,144	6,749,144
Statutory reserves	2,864,741	2,864,741
Retained earnings	20,833,243	20,940,978
Accumulated other comprehensive loss	(135,061)	(923,968)
TOTAL SHAREHOLDERS’ EQUITY	30,319,894	29,638,722
Non-controlling interest	(171,090)	(66,255)
TOTAL EQUITY	30,148,804	29,572,467

TOTAL LIABILITIES AND EQUITY	$55,838,791	$53,368,358

*	Retrospectively adjusted to reflect the 1-for-20 reverse share split effective on March 16, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Six Months ended March 31,
	2026	2025

REVENUE
Revenue - third parties	$8,766,226	$9,678,459
Revenue - related parties	153,156	203,046
Total revenue	8,919,382	9,881,505

COST OF REVENUE AND RELATED TAX
Cost of revenue	(6,458,544)	(7,348,488)
Business and sales related tax	(63,383)	(130,495)
Total cost of revenue and related tax	(6,521,927)	(7,478,983)

GROSS PROFIT	2,397,455	2,402,522

OPERATING EXPENSES
Selling expenses	(712,016)	(747,258)
General and administrative expenses	(1,448,166)	(1,448,590)
Research and development expenses	(881,726)	(660,886)
Total operating expenses	(3,041,908)	(2,856,734)

LOSS FROM OPERATIONS	(644,453)	(454,212)

OTHER INCOME (EXPENSE)
Interest income, net	38,398	301,535
Foreign exchange (losses) gains, net	(242,982)	58,857
Other income, net	543,991	122,384
Total other income, net	339,407	482,776

(LOSS) INCOME BEFORE INCOME TAXES	(305,046)	28,564

INCOME TAX BENEFITS (EXPENSES)	96,042	(19,566)

NET (LOSS) INCOME	(209,004)	8,998

Less: net (loss) income attributable to non-controlling interest	(101,269)	98,006

NET LOSS ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	$(107,735)	$(89,008)

COMPREHENSIVE INCOME (LOSS)
Net (loss) income	(209,004)	8,998
Foreign currency translation gain (loss)	785,341	(805,137)
Comprehensive income (loss)	576,337	(796,139)
Less: comprehensive (loss) income attributable to non-controlling interest	(104,835)	106,495

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	$681,172	$(902,634)

Loss per ordinary share - basic and diluted	$(0.01)	$(0.01)
Weighted average shares - basic and diluted*	7,827,357	7,827,355

*	Retrospectively adjusted to reflect the 1-for-20 reverse share split effective on March 16, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	Ordinary Shares*						Additional			Accumulated Other	Total	Non-
	Class A Shares	Amount	Class B Shares	Amount	Ordinary Shares	Amount	Paid in Capital	Statutory Reserves	Retained Earnings	Comprehensive Loss	Shareholders’ Equity	controlling Interest	Total Equity

Balance at September 30, 2024	-	$-	-	$-	7,827,355	$7,827	$6,749,144	$2,593,076	$20,021,346	$(556,209)	$28,815,184	$(262,724)	$28,552,460

Net (loss) income	-	-	-	-	-	-	-	-	(89,008)	-	(89,008)	98,006	8,998
Statutory reserve	-	-	-	-	-	-	-	71,473	(71,473)	-	-	-	-
Foreign currency translation (loss) gain	-	-	-	-	-	-	-	-	-	(813,626)	(813,626)	8,489	(805,137)
Balance at March 31, 2025	-	$-	-	$-	7,827,355	$7,827	$6,749,144	$2,664,549	$19,860,865	$(1,369,835)	$27,912,550	$(156,229)	$27,756,321

Balance at September 30, 2025	-	$-	-	-	7,827,355	$7,827	$6,749,144	$2,864,741	$20,940,978	$(923,968)	$29,638,722	$(66,255)	$29,572,467

Reclassification of ordinary shares into Class A and Class B ordinary shares	6,827,355	$6,827	1,000,000	1,000	(7,827,355)	(7,827)	-	-	-	-	-	-	-
Effect of rounding fractional shares into whole shares upon the reverse share split	28	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-			-	-	(107,735)	-	(107,735)	(101,269)	(209,004)
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	-	-	788,907	788,907	(3,566)	785,341
Balance at March 31, 2026	6,827,383	$6,827	1,000,000	$1,000	-	$-	$6,749,144	$2,864,741	$20,833,243	$(135,061)	$30,319,894	$(171,090)	$30,148,804

*	Retrospectively adjusted to reflect to the 1-for-20 reverse share split effective on March 16, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months ended March 31,
	2026	2025
Cash flows from operating activities:
Net (loss) income	$(209,004)	$8,998
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use assets	36,645	72,050
Depreciation and amortization	127,266	131,260
Provision for credit losses	17,547	27,919
Deferred income tax benefit	(96,042)	(17,271)
Short-term investments income	(318,735)	(47,500)
Changes in operating assets and liabilities:
Accounts receivable	485,991	1,451,739
Accounts receivable - related parties	72,948	1,078,992
Inventories	(666,880)	546,225
Advance to suppliers - a related party	(629,761)	-
Prepaid expenses and other current assets	1,230,044	177,882
Other non-current assets	(12,870)	-
Accounts payable	(744,371)	145,648
Accrued liabilities and other payables	(190,661)	(103,533)
Deferred revenue	(57,317)	(303,500)
Deferred revenue - related parties	61,966	(7,430)
Taxes payable	(23,953)	(516,710)
Operating lease liabilities	(17,235)	(82,740)
Net cash (used in) provided by operating activities	(934,422)	2,562,029

Cash flows from investing activities:
Additions to property, plant and equipment	(1,787,626)	(2,051,134)
Prepayment for business acquisition	-	(500,000)
Payments for short-term investments	(2,568,600)	(5,280,383)
Redemption of short-term investments	4,578,234	3,642,753
Net cash provided by (used in) investing activities	222,008	(4,188,764)

Cash flows from financing activities:
Net proceeds from short-term bank loans	13,512,263	9,335,497
Repayment of short-term bank loans	(14,939,263)	(4,532,805)
Net proceeds from long-term bank loan	2,825,460	-
Proceeds from amount due to related parties	692,406	98,397
Net cash provided by financing activities	2,090,866	4,901,089

Effect of exchange rate changes on cash	243,520	(278,643)

Net increase in cash	1,621,972	2,995,711

Cash, beginning of period	7,461,630	8,136,179

Cash, end of period	$9,083,602	$11,131,890

Supplemental disclosure information:
Cash paid for income tax	$37,141	$31,633
Cash paid for interest	$324,229	$208,991

Non-cash operating and investing activities
Payable for purchase of property, plant and equipment	$9,362	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

JIN MEDICAL INTERNATIONAL LTD. (“Jin Med” or the “Company”) was established under the laws of the Cayman Islands on January 14, 2020 as a holding company.

Jin Med owns 100% equity interest of Zhongjin International Limited (“Zhongjin HK”), an entity incorporated on February 25, 2020 in accordance with the laws and regulations in Hong Kong.

Erhua Medical Technology (Changzhou) Co., Ltd. (“Erhua Med”) was formed on September 24, 2020, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Zhongjin HK owns 100% equity interest of Erhua Med.

Jin Med, Zhongjin HK and Erhua Med are currently not engaging in any active business operations and merely acting as holding companies.

Changzhou Zhongjin Medical Co., Ltd. (“Changzhou Zhongjin”) was incorporated on January 26, 2006 in accordance with PRC laws. Changzhou Zhongjin has two wholly-owned subsidiaries, Zhongjin Medical Taizhou Co., Ltd. (“Taizhou Zhongjin”), incorporated on June 17, 2013, and Changzhou Zhongjin Jing’ao Trading Co., Ltd (“Zhongjin Jing’ao”), incorporated on December 18, 2014 in accordance with PRC laws.

Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd. (“Zhongjin Kangma”) was incorporated on August 21, 2023 in accordance with PRC laws. Changzhou Zhongjin owns an equity interest of 80% of Zhongjin Kangma, and the remaining 20% equity interest is owned by one shareholder.

Zhongjin Kangma Health Technology (Shanghai) Co., Ltd. (“Zhongjin Kangma Health”) was incorporated on February 19, 2025 in accordance with PRC laws. Zhongjin Kangma owns 100% equity interest of Zhongjin Kangma Health. Zhongjin Kangma Health is currently not engaging in any active business operations

Changzhou Zhongjin, Taizhou Zhongjin, Zhongjin Jing’ao, Zhongjin Kangma and Zhongjin Kangma Health are collectively referred to as the “Zhongjin Operating Companies” below.

Zhongjin Medical Equipment (Anhui) Co., Ltd. (“Anhui Zhongjin”) was incorporated on October 7, 2023, as a WFOE in the PRC. Zhongjin Medical Equipment (Guangxi) Co., Ltd. (“Guangxi Zhongjin”) was incorporated on December 11, 2025, as a WFOE in the PRC. Zhongjin HK owns 100% equity interest of Anhui Zhongjin and Guangxi Zhongjin. Anhui Zhongjin and Guangxi Zhongjin are currently not engaging in any active business operations.

The Company, through its wholly-owned subsidiaries and entities controlled through contractual arrangements (see below), is primarily engaged in the design, development, manufacturing and sales of wheelchair and other living aids products to be used by people with disabilities or impaired mobility. The Company’s products are sold to distributors in both China and in the overseas markets.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on November 26, 2020. The Reorganization involved the incorporation of Jin Med, Zhongjin HK and Erhua Med, and signing of certain contractual arrangements (collectively, the “VIE Agreements”) between Zhongjin Technology, the shareholders of Changzhou Zhongjin and Changzhou Zhongjin. Consequently, the Company became the ultimate holding company of Zhongjin HK, Erhua Med, and through the contractual arrangements, WFOE, or Erhua Med, became the primary beneficiary of the Variable Interest Entity (“VIE”), Changzhou Zhongjin, and its subsidiaries. Pursuant to the VIE Agreements, Erhua Med has gained effective control over Changzhou Zhongjin. Therefore, Changzhou Zhongjin should be treated as a VIE under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Since Taizhou Zhongjin and Zhongjin Jing’ao are wholly-owned subsidiaries of Changzhou Zhongjin, they are further referenced as VIE’s subsidiaries.

The Company, together with its wholly owned subsidiaries, the VIE and the VIE’s subsidiaries, are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries has been accounted for at historical cost.

The unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jin Med	January 14, 2020	Cayman Islands	Parent	Investment holding

Zhongjin HK	February 25, 2020	Hong Kong	100%	Investment holding

Erhua Med	September 24, 2020	PRC	100%	WFOE, Investment holding

Changzhou Zhongjin	January 26, 2006	PRC	VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Taizhou Zhongjin	June 17, 2013	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Jing’ao	December 18, 2014	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Kangma	August 21, 2023	PRC	80% controlled subsidiary of the VIE	Sales of wheelchair and other mobility products

Anhui Zhongjin	October 7, 2023	PRC	100%	Not in operation yet

Zhongjin Kangma Health	February 19, 2025	PRC	100% controlled subsidiary of the Zhongjin Kangma	Newly incorporated – not in operation yet

Guangxi Zhongjin	December 11, 2025	PRC	100%	Newly incorporated – not in operation yet

The VIE contractual arrangements

The Company’s main operating entities, Changzhou Zhongjin and its subsidiaries Taizhou Zhongjin, Zhongjin Jing’ao, Zhongjin Kangma and Zhongjin Kangma Health (or the “Zhongjin Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under the accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

Erhua Med, is deemed to have a controlling financial interest in and be the primary beneficiary of the Zhongjin Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Zhongjin Operating Companies that most significantly impact such entities’ economic performance, and

●	The right to receive benefits from, the Zhongjin Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Zhongjin Operating Companies shall pay service fees equal to all of their net profits after tax payments to Erhua Med. At the same time, Erhua Med has the right to receive substantially all of their economic benefits for accounting purposes. Such contractual arrangements are designed so that the operations of the Zhongjin Operating Companies are solely for the benefit of Erhua Med and ultimately, the Company, and therefore the Company must consolidate the Zhongjin Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIE and the shareholders of the VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIE and the VIE’s subsidiaries in its unaudited condensed consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE and the VIE’s subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and the VIE and the VIE’s subsidiaries.

The Company, Zhongjin HK and Erhua Med are essentially holding companies and do not have active operations as of March 31, 2026 and September 30, 2025. As a result, total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income (loss) presented on the unaudited condensed consolidated statement of comprehensive income (loss) as well as the cash flows from operating, investing and financing activities presented on the unaudited condensed consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the VIE and the VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries during the six months ended March 31, 2026 and 2025. Additionally, pursuant to the VIE Agreements, Erhua Med has the right to receive service fees equal to the VIE’s net profits after tax payments. None of these fees were paid to Erhua Med as of March 31, 2026. Accordingly, as of March 31, 2026 and September 30, 2025, Erhua Med had $14,619,389 and $14,270,276 consulting fee receivables due from the VIE and the VIE’s subsidiaries, respectively. These receivables were fully eliminated upon the consolidation.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	March 31, 2026	September 30, 2025
Current assets	$38,033,969	$38,865,435
Non-current assets	1,639,611	1,622,787
Total assets	$39,673,580	$40,488,222
Current liabilities	$21,887,820	$23,438,856
Non-current liabilities	-	-
Total liabilities	$21,887,820	$23,438,856

	For the Six Months Ended March 31,
	2026	2025
Net revenue	$8,919,382	$9,881,505
Net (loss) income	$(197,950)	$207,608

	For the Six Months Ended March 31,
	2026	2025
Net cash (used in) provided by operating activities	$(516,587)	$2,919,587
Net cash provided by (used in) investing activities	$2,400,625	$(4,297,134)
Net cash (used in) provided by financing activities	$(1,444,594)	$4,901,089

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the Company’s unaudited condensed consolidated financial statement. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes for the years ended September 30, 2025, 2024 and 2023. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the expected credit losses for receivables, valuation of inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of March 31, 2026 and September 30, 2025, the Company does not have any cash equivalents.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks or financial institution with maturities within one year. The banks or financial institution invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 2.0% to 6.0% per annum. Substantial balance of short-term investments carried at amortized costs using effective interest method that feature principal preservation with a contractually fixed rate. The interest earned is recognized in the unaudited condensed consolidated statements of comprehensive income (loss) over the contractual term of these investments.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. As of March 31, 2026 and September 30, 2025, allowance for credit losses amounted to $175,803 and $153,197, respectively.

Credit Losses

The Company follows Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the unaudited condensed consolidated statements of comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Inventories, net

Inventories are stated at lower of cost or net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in cost of revenue in the unaudited condensed consolidated statements of comprehensive income (loss). The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The reversal of inventory written down is prohibited under the U.S. GAAP.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of other receivable, advance to suppliers, prepayment for business acquisition, tax recoverable, prepaid expenses and deferred offering costs. The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the issuance of ordinary shares. Deferred offering costs will be charged to shareholders’ equity upon the completion of issuance of ordinary shares. Should the issuance of ordinary shares prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to the statement of comprehensive income (loss).

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, net, accounts receivable - related parties, due from a related party, short-term bank loans, accounts payable, due to related parties, and accrued liabilities and other payables, approximate the fair value of the respective assets and liabilities as of March 31, 2026 and September 30, 2025 based upon the short-term nature of the assets and liabilities. The carrying amount of long-term bank loan approximate fair value as the loan is regularly re-priced at market interest rate.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property, plant and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20–25 years
Leasehold improvements	Lesser of useful life and lease term
Machinery and equipment	5–10 years
Motor vehicles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of comprehensive income (loss).

Leases

The Company leases offices spaces and employee dormitories, which is classified as operating leases in accordance with ASC Topic 842, Leases (“Topic 842”). Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Company also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability. There was no impairment for operating lease right-of-use lease assets as of March 31, 2026 and September 30, 2025.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	46-50 years

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property, plant and equipment, operating lease right-of-use assets, land use right and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of long-lived assets as of March 31, 2026 and September 30, 2025.

Bank borrowings

Bank borrowings represent the Company’s short-term loans and long-term loan obtained from commercial banks for the Company’s working capital and construction of manufacturing facilities. Bank borrowings carry at amortized costs using effective interest method.

Accounts payable

Accounts payable represents the Company’s liabilities to suppliers for raw materials and goods that have been received as of the reporting date but remain unpaid.

Revenue recognition

The Company generates its revenues primarily through sales of its products and recognizes revenue in accordance with ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

In accordance to ASC 606, the Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts. The Company’s revenue streams are recognized at a point in time when the control of goods is transferred to customer. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all VAT.

The Company generally offers 10 years warranty for the frame of its wheelchairs, and one year warranty for other parts of wheelchairs, except for “wear items”, i.e. those parts that wear out, such as tires or brake pads, which are covered under a warranty for six months. Historically, warranty costs incurred was immaterial, and the warranty costs for the six months ended March 31, 2026 and 2025 were both $nil.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of March 31, 2026 and September 30, 2025. Contract liabilities are recognized for contracts where payment has been received before the controls of goods are transferred to customers. The contract liability balance can vary significantly depending on the timing when cash is received and when the controls of goods are transferred to customers. As of March 31, 2026 and September 30, 2025, other than deferred revenue, the Company had no other contract liabilities or deferred contract costs recorded on its unaudited condensed consolidated balance sheets, and the Company had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling expenses when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended March 31, 2026 and 2025 are as the following:

Geographic information

The summary of the Company’s total revenues by geographic market for the six months ended March 31, 2026 and 2025 was as follows:

	For the Six Months Ended March 31,
	2026	2025
China domestic market	$1,895,534	$2,575,152
Overseas market	7,023,848	7,306,353
Total revenue	$8,919,382	$9,881,505

Revenue by product categories

The summary of the Company’s total revenues by product categories for the six months ended March 31, 2026 and 2025 was as follows:

	For the Six Months Ended March 31,
	2026	2025
Wheelchair	$7,162,863	$7,261,231
Wheelchair components	1,089,865	991,901
Other products	666,654	1,628,373
Total revenue	$8,919,382	$9,881,505

Research and development expenses

In connection with the design and development of wheelchair and other living aids products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization of land use right, depreciation for property, plant and equipment used in the research and development activities. For the six months ended March 31, 2026 and 2025, research and development expenses were $881,726 and $660,886, respectively.

Non-controlling interest

For the Company’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s unaudited condensed consolidated balance sheets and have been separately disclosed in the Company’s unaudited condensed consolidated statements of comprehensive income (loss) to distinguish the interests from that of the controlling shareholder.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended March 31, 2026 and 2025. The Company does not believe there was any uncertain tax provision at March 31, 2026 and September 30, 2025.

The Company’s subsidiaries, the VIE and the VIE’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the six months ended March 31, 2026 and 2025. As of March 31, 2026, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in the six months ended March 31, 2026 and 2025, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. For domestic sales of wheelchairs, VAT is exempted. Further, when exporting goods, the exporter is entitled to some or all of the refunds of the VAT paid or assessed when the Company completes all the required tax filing procedures. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for five years from the date of filing. VAT tax refunds associated with export sales amounted to $538,385 and $350,626 for the six months ended March 31, 2026 and 2025, respectively.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants), using the treasury stock method, as if they had been converted at the beginning of the periods presented, or issuance date, if later. In computing diluted EPS, the treasury stock method assumes that outstanding potential ordinary shares are exercised and the proceeds are used to purchase ordinary share at the average market price during the period. Potential ordinary shares may have a dilutive effect under the treasury stock method only when the average market price of the ordinary share during the period exceeds the exercise price of the potential ordinary shares. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2026 and September 30, 2025, there were no dilutive shares.

Risks and uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. Global markets continue to experience uncertainty due to ongoing geopolitical tensions, evolving trade and economic policies, economic sanctions, and other macroeconomic developments that may affect global financial markets and supply chains. The uncertainties remain high for global economy, particularly centered around the recent U.S. policy trends, with relatively significant downside risks. The Company has not experienced any material adverse impact on its operations. However, due to the significant uncertainties around the further development of the conflict and U.S. policy, the potential additional sanctions and other volatilities that could be brought to the global market, it is impossible to predict the extent to which the Company’s operation and business may be impacted.

Foreign currency translation

The functional currency for Jin Med and Zhongjin HK is the U.S Dollar (“US$” or “$”). Jin Med and Zhongjin HK currently only serve as holding company and do not have active operation as of the date of this report. The functional currency of the Company’s PRC subsidiaries, the VIE, and the VIE’s subsidiaries, is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of the U.S. Dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended March 31,		For the Year Ended September 30,
	2026	2025	2025
Period-end spot rate	US$1=RMB 6.9038	US$1=RMB 7.2579	US$1=RMB 7.1203
Average rate	US$1=RMB 7.0097	US$1=RMB 7.2323	US$1=RMB 7.2134

Comprehensive income (loss)

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the unaudited condensed consolidated statements of comprehensive income (loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee benefit expenses

The Company’s subsidiaries, the VIE and the VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries, the VIE and the VIE’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the unaudited condensed consolidated statements of comprehensive income (loss) amounted to $293,893 and $222,391 for the six months ended March 31, 2026 and 2025, respectively.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing October 1, 2024 and the adoption of the ASU does not have a material effect on its unaudited condensed consolidated financial statements.

Based on the criteria established by ASC 280, the Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company manages assets on a consolidated basis as reported on the unaudited condensed consolidated balance sheets.

The Company operates as one operating and reportable segment, and as such significant segment expenses are consistent with those reported on the unaudited condensed consolidated statements of comprehensive income (loss), and include cost of revenue and related tax, selling expenses, general and administrative expenses and research and development expenses. Other segment items that are presented on the unaudited condensed consolidated statements of comprehensive income (loss) include interest income, net, other income, net, foreign exchange gain (loss), and provision (benefit) for income taxes. For significant segment expenses and other segment items incurred during the six months ended March 31, 2026 and 2025, refer to Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss). The Company manages assets on a consolidated basis as reported on the unaudited condensed consolidated balance sheets. The Company’s long-lived assets are all located in the PRC.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recently issued accounting pronouncements adopted

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective October 1, 2025 and the adoption of this ASU did not have a material impact to its unaudited condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income (Topic 22): Expense Disaggregation Disclosures”. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effectively October 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its unaudited condensed consolidated financial statements.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Accounting Acquirer in a Business Combination Involving a Variable Interest Entity”. This ASU clarifies that when a business that is a VIE is acquired primarily with equity interests, the determination of the accounting acquirer should follow ASC 805 rather than defaulting to the primary beneficiary under ASC 810. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its unaudited condensed consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Company plans to adopt this guidance effectively October 1, 2026 and the adoption of this ASU is not expected to have a material impact on its unaudited condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company plans to adopt this guidance effective January 1, 2028 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — SHORT-TERM INVESTMENTS

The Company’s short-term investments represent wealth management financial products purchased from PRC banks or financial institutions with maturities within one year. The Company had short-term investments of $21,020,722 and $22,168,607 as of March 31, 2026 and September 30, 2025, respectively. The Company recorded interest income of $320,254 and $475,922 for the six months ended March 31, 2026 and 2025, respectively.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	March 31, 2026	September 30, 2025
Accounts receivable	$5,654,239	$5,960,583
Less: allowance for credit losses	(175,803)	(153,197)
Accounts receivable, net	$5,478,436	$5,807,386

The Company’s accounts receivable primarily includes balances due from customers when the Company’s wheelchair and living aids products have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

For accounts receivable, approximately 36.3%, or $2.0 million of the March 31, 2026 balance have been subsequently collected as of the date of this report.

Allowance for credit losses movement is as follows:

	March 31, 2026	September 30, 2025
Beginning balance	$153,197	$81,734
Additions	17,547	71,791
Foreign currency translation adjustments	5,059	(328)
Ending balance	$175,803	$153,197

NOTE 5 — INVENTORIES, NET

Inventories, net consisted of the following:

	March 31, 2026	September 30, 2025
Raw materials	$2,405,621	$2,096,847
Work-in-progress	2,463,893	1,910,478
Finished goods	884,632	915,839
Inventories, net	$5,754,146	$4,923,164

The allowance for slow-moving inventories as of March 31, 2026 and September 30, 2025 amounted to $1,048,445 and $744,611 for raw materials, $78,205 and $74,472 for finished goods, and $51,538 and $44,395 for work-in-progress, respectively.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	March 31, 2026	September 30, 2025
Other receivable (1)	$261,884	$152,173
Advance to suppliers (2)	726,602	2,028,403
Prepayment for business acquisition (3)	500,000	500,000
Tax recoverable (4)	854,465	736,723
Prepaid expenses (5)	76,200	153,753
Deferred offering costs	108,377	105,084
Prepaid expenses and other current assets	$2,527,528	$3,676,136

(1)	Other receivables primarily include advances to employees for business development, rental security deposit for the Company’s office lease and balances to be collected from third-party entities that do not relate to the Company’s normal sales activities.

(2)	Advance to suppliers consists of prepayments to suppliers for raw material purchases that have not been received, as well as prepayments to contractors and vendors for construction services and equipment purchases related to construction in progress. As of March 31, 2026, the aging of approximately 40% of our advance to suppliers are within six months.

(3)	The amount pertains to prepaid consideration for the acquisition of a target subsidiary, for which the Company made partial payments during the six months ended March 31, 2025. The acquisition was terminated in June 2025, and the prepayment is expected to be refunded by December 2026.

(4)	Tax recoverable mainly represents recoverable VAT. The Company’s PRC subsidiary, the VIE and the VIE’s subsidiaries, as general VAT taxpayers, are entitled to offset qualified input VAT paid to suppliers against their output VAT liabilities. When output VAT exceeds input VAT, the difference is remitted to the tax authorities, whereas when input VAT exceeds output VAT, the difference is treated as VAT recoverable, which can be carried forward to offset future net VAT payable.

(5)	Prepaid expenses primarily include prepaid marketing planning service fees and professional fees.

NOTE 7 — LEASES

The Company leases offices spaces and employee dormitories under non-cancelable operating leases, with expiration dates between 2026 and 2027. In addition, on April 20, 2014, Taizhou Zhongjin signed a lease agreement with the landlord to lease a factory building for 20 years, with annual rent of approximately $39,000 (RMB 250,000). Taizhou Zhongjin spent on leasehold improvements to this lease factory in the initial years of the lease. Pursuant to the lease agreement, the annual rent expense was waived by the landlord to offset against the leasehold improvements until the end of the lease. As the lease arrangement does not require any fixed or otherwise determinable lease payments, no lease liability or corresponding right-of-use asset has been recognized.

The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses are recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	March 31, 2026	September 30, 2025
Operating lease right-of-use assets	$50,642	$85,157

Operating lease liabilities – current	$57,433	$72,645
Operating lease liabilities – non-current	-	-
Total operating lease liabilities	$57,433	$72,645

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2026 and September 30, 2025:

	March 31, 2026	September 30, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.69	1.18
Weighted average discount rate	3.0%	3.0%

During the six months ended March 31, 2026 and 2025, the Company incurred total operating lease expenses of $75,588 and $149,460, respectively.

Cash paid to settle the lease liabilities amounted to $18,074 and $85,821 during the six months ended March 31, 2026 and 2025, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2026:

Remainder of 2026	$57,731
Total lease payments	57,731
Less: imputed interest	(298)
Present value of lease liabilities	$57,433

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	March 31, 2026	September 30, 2025
Buildings	$2,533,424	$2,454,205
Machinery and equipment	1,947,025	1,886,537
Motor vehicles	286,229	277,531
Office and electric equipment	716,458	675,424
Leasehold improvements	296,657	287,642
Construction in progress (1)	8,542,580	6,537,800
Subtotal	14,322,373	12,119,139
Less: accumulated depreciation	(4,472,532)	(4,223,754)
Property, plant and equipment, net	$9,849,841	$7,895,385

(1)	The Company is constructing a new manufacturing facility in Chuzhou City, Anhui, to expand the production capacity for its premium mobility products, particularly mid-to-high-end electric wheelchairs and senior mobility scooters. The investment budget for the new manufacturing facility is approximately RMB86.8 million (approximately $12.6 million) after VAT deduction. The construction was originally expected to be completed in October 2025. Due to enhancements and optimizations to the internal renovation work, as well as the addition of supplementary deepened smart factory systems for the intelligent plant initiative, the completion of the construction in progress is postponed to October 2026. As of March 31, 2026, total cost incurred for the construction was $8,542,580 (approximately RMB59.0 million). Construction in progress is not depreciated until placed in service.

Depreciation expense was $114,722 and $117,478 for the six months ended March 31, 2026 and 2025, respectively.

NOTE 9 — LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	March 31, 2026	September 30, 2025
Land use rights	$1,252,689	$1,214,624
Less: accumulated amortization	(128,055)	(111,822)
Land use right, net	$1,124,634	$1,102,802

Amortization expense was $12,544 and $13,782 for the six months ended March 31, 2026 and 2025, respectively.

Estimated future amortization expense for land use rights is as follows:

Years ending March 31,
2027	$25,458
2028	25,458
2029	25,458
2030	25,458
2031	25,458
Thereafter	997,344
$1,124,634

As of March 31, 2026, the Company pledged its land use right with a carrying value of approximately $1.3 million (RMB 7,045,200) as collateral to safeguard the Company’s long-term bank loan from Industrial and Commercial Bank of China (see Note 10).

NOTE 10 — LOANS

Short-term bank loans

Short-term bank loans consisted of the following:

	March 31, 2026	September 30, 2025
Industrial and Commercial Bank of China (1)	$4,344,000	$4,212,000
China Merchants Bank (2)	1,448,000	1,404,000
Agricultural Bank of China (3)	2,880,072	2,792,556
Jiangsu Bank (4)	2,896,000	4,212,000
China Construction Bank (5)	2,143,040	2,077,920
Bank of Nanjing (6)	2,820,704	2,734,992
Bank of Suzhou (7)	1,448,000	1,404,000
Total short-term bank loans	$17,979,816	$18,837,468

The terms of the various loan agreements related to short-term bank loans contain certain restrictive covenants which, among other things, require the Company to maintain positive net income and certain financial indicators. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, disposing the Company’s business or assets, providing loans or guarantees to third parties, etc. The Company was in compliance with such covenants as of March 31, 2026 and September 30, 2025.

(1)

On June 23, 2025, Changzhou Zhongjin entered into a loan agreement with Industrial and Commercial Bank of China to borrow an aggregate principal amount of $2,808,000 (RMB 20.0 million) as working capital for one year, pursuant to which, the loan shall be disbursed in two tranches. On June 24, 2025 and July 15, 2025, Changzhou Zhongjin received the loans of $1,404,000 (RMB 10.0 million) and $1,404,000 (RMB 10.0 million) with maturity dates of June 15, 2026 and June 22, 2026, respectively. The loan bore a fixed interest rate of 2.8% per annum, and was fully repaid during the six months ended March 31, 2026.

On August 12, 2025, Changzhou Zhongjin entered into a loan agreement with Industrial and Commercial Bank of China to borrow an aggregate principal amount of $1,448,000 (RMB 10.0 million) as working capital for one year, with a maturity date of August 11, 2026. The loan bears a fixed interest rate of 2.80% per annum. The loan was fully repaid in April 2026.

On March 29, 2026, Changzhou Zhongjin entered into another loan agreement with Industrial and Commercial Bank of China to borrow an aggregate principal amount of $4,344,000 (RMB 30.0 million) as working capital for one year, with a maturity date of March 25, 2027. Changzhou Zhongjin received the proceeds in three equal installments of $1,448,000 (RMB 10.0 million) each on March 30, 2026, March 31, 2026 and April 2, 2026, respectively. The loan bears a fixed interest rate of 2.8% per annum and is guaranteed by Company’s controlling shareholder Mr. Erqi Wang.

(2)

On December 31, 2024, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,404,000 (RMB 10.0 million) as working capital for one year, with a maturity date of December 29, 2025. The loan bore a floating rate of China’s Loan Prime Rate (“LPR”) minus 31 basis points, with every three months adjustments starting from the loan disbursement date.

On November 27, 2025, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $1,448,000 (RMB 10.0 million) as working capital for six months, with a maturity date of May 27, 2026. The loan bore a floating rate of China’s LPR minus 31 basis points, with every one-month adjustments starting from the loan disbursement date.

In addition, Changzhou Zhongjin pledged its patent rights as collateral to guarantee these two loans from China Merchants Bank. The loans were both guaranteed by Mr. Erqi Wang and repaid in full upon maturity.

(3)

On December 19, 2024 and December 24, 2024, Changzhou Zhongjin entered into two loan agreements with Agricultural Bank of China to borrow $1,389,960 (RMB 9.9 million) and $1,402,596 (RMB 9.99 million) as working capital for one year, with a maturity date of December 18, 2025 and December 23, 2025, respectively. The loans bore a fixed interest rate of 2.95% per annum. The loans were repaid in full upon maturity.

On November 19, 2025 and December 9, 2025, Changzhou Zhongjin entered into two loan agreements with Agricultural Bank of China to borrow $1,433,520 (RMB 9.9 million) and $1,446,552 (RMB 9.99 million) as working capital for one year, with maturity dates of November 18, 2026 and December 8, 2026, respectively. The loans bear a fixed interest rate of 2.8% per annum, and are unguaranteed and unsecured with no assets of the Company pledged as collateral.

(4)

On March 24, 2025, Changzhou Zhongjin entered into a loan agreement with Jiangsu Bank to borrow $2,808,000 (RMB 20.0 million) as working capital, with a maturity date of October 28, 2025. The loan bore a fixed interest rate of 2.8% per annum. The loan was guaranteed by Mr. Erqi Wang and repaid in full upon maturity.

On July 29, 2025, Changzhou Zhongjin entered into an additional loan agreement with Jiangsu Bank to borrow $1,404,000 (RMB 10.0 million) as working capital, with a maturity date of January 27, 2026. The loan bore a fixed interest rate of 2.7% per annum. The loan was guaranteed by Company’s major shareholder Mr. Erqi Wang and repaid in full upon maturity.

On October 24, 2025, Changzhou Zhongjin entered into another loan agreement with Jiangsu Bank to borrow $2,896,000 (RMB 20.0 million) as working capital, with a maturity date of September 22, 2026. The loan bears a fixed interest rate of 2.8% per annum. The loan was also guaranteed by Company’s major shareholder Mr. Erqi Wang.

(5)

On November 25, 2024, December 4, 2024 and December 27, 2024, Taizhou Zhongjin entered into three supply chain financing arrangements with China Construction Bank (“CCB”) to borrow $673,920 (RMB 4.8 million), $730,080 (RMB 5.2 million), and $673,920 (RMB 4.8 million), with maturity dates of November 24, 2025, November 28, 2025 and December 26, 2025, respectively. These loans were repaid in full upon maturity.

Subsequently, on November 24, 2025, November 24, 2025 and December 25, 2025, Taizhou Zhongjin entered into another three supply chain financing arrangements with CCB to borrow $695,040 (RMB 4.8 million), $752,960 (RMB 5.2 million), and $695,040 (RMB 4.8 million), with maturity dates of November 24, 2026, November 24, 2026 and December 23, 2026, respectively. The loans bear a fixed interest rate of 2.35% per annum, and are unguaranteed and unsecured with no assets of the Company pledged as collateral.

(6)

On August 8, 2025, Changzhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,445,104 (RMB 9.98 million) as working capital, with a maturity date of August 7, 2026. The loan bears a fixed interest rate of 2.9% per annum. The loan was guaranteed by Company’s controlling shareholder Mr. Erqi Wang.

On August 25, 2025, Taizhou Zhongjin entered into a loan agreement with Bank of Nanjing to borrow $1,375,600 (RMB 9.5 million) as working capital, with a maturity date of August 16, 2026. The loan bears a fixed interest rate of 2.9% per annum. The loan was guaranteed by Mr. Erqi Wang.

(7)	On September 29, 2025, Changzhou Zhongjin entered into a loan agreement with Bank of Suzhou to borrow $1,404,000 (RMB 10.0 million) as working capital, with a maturity date of March 27, 2026. The loan was repaid in full upon maturity. Subsequently, on March 30, 2026, Changzhou Zhongjin entered into another loan agreement with Bank of Suzhou to borrow $1,448,000 (RMB 10.0 million) as working capital, with a maturity date of September 24, 2026. The two loans both bear a fixed interest rate of 3.0% per annum. The loans were guaranteed by Mr. Erqi Wang.

Long-term bank loan

Long-term bank loan consisted of the following:

	March 31, 2026	September 30, 2025
Industrial and Commercial Bank of China	$2,867,040	$-
Total long-term bank loan	$2,867,040	$-

Current portion of long-term bank loan	$-	$-

Non-current portion of long-term bank loan	$2,867,040	$-

On October 27, 2025, Anhui Zhongjin entered into a fixed-asset project loan agreement with Industrial and Commercial Bank of China, pursuant to which the Company obtained a credit facility in the amount of $21,720,000 (RMB 150.0 million) for a period of eight years since the date of the agreement. The loan bears a floating rate based on the five-year China’s Loan Prime Rate (“LPR”) minus 20 points, with every twelve months adjustments starting from the effective date of the loan agreement. Beginning from April 2027, the Company is required to make a semi-annual installment payment within the remaining term of the loan, with the last installment to be paid in October 2033. The loan was guaranteed by Changzhou Zhongjin, one subsidiary of the Company. In addition, the Company pledged its land use right as collateral to guarantee the Company’s loan from Industrial and Commercial Bank of China. As of March 31, 2026, the Company borrowed an aggregate of $2,867,040 (RMB 19.8 million) under the facility. As of the date of this report, the Company has borrowed additional $2,215,440 (RMB 15.3 million) under the facility.

The future maturities of long-term bank loan as of March 31, 2026 were as follows:

Twelve months ended March 31:
2027	$-
2028	191,136
2029	382,272
2030	382,272
2031	382,272
Thereafter	1,529,088
Total	$2,867,040

For the above-mentioned short-term and long-term bank loans, the Company incurred interest expenses of $302,292 and $208,991 for the six months ended March 31, 2026 and 2025, respectively.

NOTE 11 — ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	March 31, 2026	September 30, 2025
Accounts payable	$2,603,358	$3,256,624
Total accounts payable	$2,603,358	$3,256,624

Accounts payable represents the Company’s liabilities to suppliers for raw materials and goods that have been received as of the reporting date but remain unpaid.

NOTE 12 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following:

	March 31, 2026	September 30, 2025
Accrued payroll and employee benefits	$389,855	$388,037
Construction in progress payable	22,204	182,267
Accrued promotion expenses	-	41,613
Security deposits payable	8,688	8,107
Expenses paid by employees on the Company’s behalf	2,533	1,772
Others	87,331	51,676
Total accrued liabilities and other payables	$510,611	$673,472

NOTE 13 — RELATED PARTY TRANSACTIONS

a. Accounts receivable - related parties

Accounts receivable - related parties consists of the following:

Name	Related party relationship	March 31, 2026	September 30, 2025
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$34,239	$104,971
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	1,361	1,319
Subtotal		35,600	106,290
Less: allowance for credit losses		-	-
Total accounts receivable, net - related parties		$35,600	$106,290

b. Due from a related party

Due from a related party consists of the following:

Name	Related party relationship	March 31, 2026	September 30, 2025
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	$17,853	$-
Total due from a related party		$17,853	$-

The Company paid certain expenses on behalf of its related party. Such amount due from a related party as of March 31, 2026 were non-interest bearing and repayable upon demand.

c. Advance to suppliers - a related party

Advance to suppliers - a related party consists of the following:

Name	Related party relationship	March 31, 2026	September 30, 2025
Chushin International Trading Co. Ltd.	Mr. Erqi Wang is a director of this entity.	$639,028	$-
Total advance to suppliers - a related party		$639,028	$-

d. Deferred revenue – related parties

Deferred revenue –related parties consist of the following:

Name	Related party relationship	March 31, 2026	September 30, 2025
Jinmed International Co., Ltd.	An entity controlled by the CEO	$122,293	$115,876
Zhongjian Langkang Technology Development (Shanghai) Co., Ltd.	Mr. Erqi Wang is a director of this entity.	60,092	-
Total deferred revenue - related parties		$182,385	$115,876

e. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	March 31, 2026	September 30, 2025
Mr. Erqi Wang	CEO and controlling shareholder of the Company	$710,000	$-
Shanghai Situma Intelligent Technology Co., Ltd.	Minority shareholder of Zhongjin Kangma	22,191	21,517
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	15,399	19,113
Changzhou Zhongjian Kanglu Information Technology Co., Ltd	An entity controlled by the CEO	869	842
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	680	660
Total due to related parties		$749,139	$42,132

The balance due to related parties mainly consist of advances from related parties for working capital purposes. These advances are non-interest bearing and repayable on demand.

f. Revenue from related parties

Revenue from related parties consists of the following:

		For the Six Months Ended March 31,
Name	Related party relationship	2026	2025
Jinmed International Co., Ltd.	An entity controlled by the CEO	$79,719	$87,066
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	73,437	115,980
Total revenue from related parties		$153,156	$203,046

g. Purchase from a related party

The Company made purchases of $556,659 from its related party, Chushin International Trading Co. Ltd., for the six months ended March 31, 2026.

h. Other related party transactions

Mr. Erqi Wang provided guarantees in connection with the Company’s short-term bank loans (see Note 10).

NOTE 14 — TAXES

(a) Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Zhongjin HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, it did not generate any assessable profits arising in or derived from Hong Kong for the six months ended March 31, 2026 and 2025, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Erhua Med, Anhui Zhongjin, Changzhou Zhongjin and its subsidiaries are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Changzhou Zhongjin and Taizhou Zhongjin, the VIE and VIE’s main operating subsidiary in the PRC, were approved as HNTEs and are entitled to a reduced income tax rate of 15% beginning November 2018 and November 2019, respectively, which are valid for three years. Changzhou Zhongjin successfully renewed their HNTE status with local government in November 2021 and December 2024 and continued to enjoy the reduced income tax rate of 15% for another three years. Taizhou Zhongjin also successfully renewed their HNTE status with local government in November 2022 and December 2025 and continued to enjoy the reduced income tax rate of 15% for another three years.

In addition, based on the EIT Law of PRC, and according to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2027. Zhongjin Jing’ao, Zhongjin Kangma, Anhui Zhongjin and Zhongjin Kangma Health are qualified as a small-scale minimal profit enterprise for the six months ended March 31, 2026 and 2025.

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2026 and 2025 were reported at a reduced rate for both Changzhou Zhongjin and Taizhou Zhongjin for being approved as HNTEs and enjoying a reduced income tax rate at 15% instead of 25%, and Zhongjin Jing’ao, Zhongjin Kangma, Anhui Zhongjin and Zhongjin Kangma Health are qualified as a small-scale minimal profit enterprise for a further reduced income tax rate of 5%. The impact of the tax holidays noted above decreased the Company’s income taxes by $23,467 and $80,901 for the six months ended March 31, 2026 and 2025, respectively. The effect of the tax holidays on net income per share (basic and diluted) was $0.003 and $0.01 for the six months ended March 31, 2026 and 2025.

The components of the income tax (benefit) expenses are as follows:

	For the Six Months Ended March 31
	2026	2025
Current tax expenses
BVI	$-	$-
Hong Kong	-	-
PRC	-	36,837
	-	36,837
Deferred tax benefit
BVI	-	-
Hong Kong	-	-
PRC	(96,042)	(17,271)
	(96,042)	(17,271)
Income tax (benefit) expenses	$(96,042)	$19,566

Deferred tax assets, net are composed of the following:

	March 31, 2026	September 30, 2025
Deferred tax assets:
Net operating loss carry-forwards	$216,104	$133,293
Inventory written down	176,728	129,522
Allowance for credit losses	26,572	23,175
Total	419,404	285,990
Valuation allowance	(175,704)	(144,189)
Total deferred tax assets, net	$243,700	$141,801

Movement of the valuation allowance:

	March 31, 2026	September 30, 2025
Beginning balance	$144,189	$378,620
Current year addition (reduction)	26,604	(225,659)
Exchange difference	4,911	(8,772)
Ending balance	$175,704	$144,189

As of March 31, 2026 and September 30, 2025, the Company’s PRC entities had net operating loss carryforwards of approximately $3.6 million and $2.7 million, respectively, which will be available to offset future taxable income. As of March 31, 2026, these carryforwards will expire from 2026 through 2036 if not used. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in Zhongjin Jing’ao, Zhongjin Kangma, Anhui Zhongjin and Zhongjin Kangma Health. The Company provided a 100% allowance for their deferred tax assets as of March 31, 2026.

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
	2026	2025
China Income tax statutory rate	25.0%	25.0%
Effect of PRC tax holiday	(27.3)%	71.9%
Permanent difference	(0.4)%	30.3%
Research and development tax credit	43.4%	(347.1)%
Non-PRC entity not subject PRC income tax	(0.5)%	206.5%
Change in valuation allowance	(8.7)%	81.9%
Effective tax rate	31.5%	68.5%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2026, all of the Company’s tax returns of its PRC Subsidiaries, the VIE and the VIE’s subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	March 31, 2026	September 30, 2025
Income tax payable	$230,104	$259,654
Value added tax payable	36,724	29,008
Other taxes payable	20,657	13,655
Total taxes payable	$287,485	$302,317

(c) Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and September 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 15 — LOSS PER ORDINARY SHARE

The following table presents a reconciliation of basic and diluted loss per ordinary share for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
	2026	2025
Numerator:
Net (loss) income	$(209,004)	$8,998
Less: net (loss) income attributable to non-controlling interest	(101,269)	98,006
Net loss attributable to Jin Medical International Ltd.	$(107,735)	$(89,008)
Denominator:
Weighted average shares outstanding - basic and diluted*	7,827,357	7,827,355

Loss per ordinary share
-Basic and diluted	$(0.01)	$(0.01)

*	Retrospectively adjusted to reflect the 1-for-20 reverse share split effective on March 16, 2026.

The Company generated a net loss for the periods presented. Accordingly, basic and diluted net loss per share is the same because the inclusion of the potentially dilutive securities would be anti-dilutive.

NOTE 16 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

As of March 31, 2026 and September 30, 2025, $710,484 and $6,914 of the Company’s cash was deposited at financial institutions outside of PRC, $8,359,782 and $7,433,398 of the Company’s cash was on deposit at financial institutions in mainland China, and $1,026 and $1,098 of the Company’s cash was on deposit at financial institutions in Hong Kong. None of the Company cash deposited at financial institutions maintain insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts. The Company's cash is held with reputable financial institutions, and management believes that the associated credit risk is not significant. For the six months ended March 31, 2026 and 2025, the Company’s substantial assets were located in the PRC and all of the Company’s revenues were derived from its subsidiaries, the VIE and the VIE’s subsidiaries located in the PRC.

For the six months ended March 31, 2026 and 2025, one customer accounted for approximately 56.4% and 57.1% of the Company’s total revenue. Sales to the subsidiaries of this customer accounted for approximately 16.9% and 9.9% of the Company’s total revenue for the six months ended March 31, 2026 and 2025, respectively. In aggregate, sales to this customer and its subsidiaries represent approximately 73.3% and 67.0% of the Company’s total revenue for the six months ended March 31, 2026 and 2025, respectively.

As of March 31, 2026, four customers accounted for 26.1%, 24.7%, 21.8% and 15.2% of the accounts receivable balance, respectively. As of September 30, 2025, four customers accounted for 33.7%, 22.5%, 19.8% and 11.6% of the accounts receivable balance, respectively.

For the six months ended March 31, 2026 and 2025, no supplier accounted for more than 10% of the Company’s total purchases.

As of March 31, 2026 and September 30, 2025, no supplier accounted for more than 10% of the accounts payable balance.

NOTE 17 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Upon the incorporation of the Company, 20,000,000 ordinary shares were issued. On October 28, 2022, the original shareholders of the Company surrendered 13,250,000 ordinary shares for no consideration. As a result, on a retrospective basis, 6,750,000 ordinary shares were issued and outstanding as of September 30, 2022 and 2021.

On February 8, 2024, the Company formally executed a forward share split of its ordinary shares at a ratio of one pre-split ordinary share to 20 post-split ordinary shares. After the share split, the authorized number of ordinary shares became 1,000,000,000, increased from 50,000,000 pre-split shares. The par value changed from $0.001 to $0.00005 accordingly. The number of shares and per-share data are presented herein have been retroactively adjusted to give effect to the share split.

On February 3, 2026, the Company’s Board of Directors approved a 1-for-20 reverse share split of all its authorized and issued ordinary shares (the “Share Consolidation”) pursuant to the authorization granted from an extraordinary general meeting (the “EGM”) of the Company’s shareholders on January 30, 2026. Effective as of the date of the EGM, the Company’s authorized share capital is reclassified into a dual class of Class A ordinary shares and Class B ordinary shares (the “Share Reclassification”). The rights of holders of Class A ordinary shares and holders of Class B Shares are essentially identical except for voting and conversion rights. The holders of Class A ordinary shares are entitled to 1 vote per share, and the holders of the Class B Shares are entitled to 30 votes per share as of March 31, 2026. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. As a result of the Share Reclassification and the Share Consolidation, the Company’s authorized share capital would be $50,000 divided into 45,000,000 Class A ordinary shares of a par value of $0.001 each, and 5,000,000 Class B ordinary shares of a par value of $0.001 each. The Share Consolidation became effective on March 16, 2026. At the effective time of the Share Consolidation, every 20 shares of the Company’s authorized and issued ordinary shares (including all Class A ordinary shares and Class B ordinary shares) would be combined into 1 share of ordinary share in the respective share class. No fractional shares were issued to any shareholders in connection with the Share Consolidation. Each shareholder received one share of the Company in lieu of the fractional share that would have resulted from the Share Consolidation. This would reduce the number of issued and outstanding shares of Class A ordinary shares from 136,547,100 shares to 6,827,383 shares and reduce the number of issued and outstanding shares of Class B ordinary shares from 20,000,000 shares to 1,000,000 shares. The Company believes it is appropriate to reflect above changes in Share Consolidation on a retroactive basis. The Company has retroactively restated all shares and per share data for all periods presented, except as otherwise noted.

Therefore, 6,827,383 Class A ordinary shares and 1,000,000 Class B ordinary shares were issued and outstanding as of March 31, 2026, respectively.

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party. As of March 31, 2026 and September 30, 2025, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,864,741 and $2,864,741, respectively, and total restricted net assets amounted to $2,959,128 and $2,959,128, respectively.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

Capital commitment

The Company entered into a subcontract agreement for the construction of a new manufacturing facility in Chuzhou City, Anhui, to expand the production capacity for our premium mobility products, particularly mid-to-high-end electric wheelchairs and senior mobility scooters. The total future minimum capital commitment contracted as of March 31, 2026 are payable as follows:

Twelve months ending March 31,
2027	$3,687,528
2028	37,549
2029	135,479
2030	-
2031	-
Thereafter	199,331
$4,059,887

NOTE 19 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s CODM in order to allocate resources and assess performance of the segment.

The Company manages the business activities on a consolidated basis. The management of the Company concludes that it has only one operating and reportable segment. The Company designs and manufactures quality wheelchair and other living aids products.

The accounting policies of the segment are the same as those described in Note 2 - Summary of Significant Accounting Policies. The Company’s CODM uses consolidated results to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net loss to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the unaudited condensed consolidated statements of comprehensive income (loss). These significant segment expenses include cost of revenue and related tax, selling expenses, general and administrative expenses and research and development expenses. Other segment items that are presented on the unaudited condensed consolidated statements of comprehensive income (loss) include interest income, net, other income, net, foreign exchange gain (loss), and provision (benefit) for income taxes. The Company’s entity-wide disclosures, including the disaggregation of revenues from contracts by product types and geographic areas are included in Note 2 - Summary of Significant Accounting Policies.

NOTE 20 — SUBSEQUENT EVENTS

On May 29, 2026, Changzhou Zhongjin entered into a loan agreement with Bank of Communications to borrow $724,000 (RMB 5.0 million) as working capital, with a maturity date of May 29, 2027. The loan bears a fixed interest rate of 2.8% per annum. Mr. Erqi Wang is a co-borrower on the loan and is jointly and severally liable for the full repayment of principal and interest under the agreement.

On June 8, 2026, Changzhou Zhongjin entered into a loan agreement with China Merchants Bank to borrow $724,000 (RMB 5.0 million) as working capital for six months, with a maturity date of December 8, 2026. The loan bears a floating rate of China’s LPR minus 20 basis points, with every one-month adjustments starting from the loan disbursement date. In addition, Changzhou Zhongjin pledged its patent rights as collateral to guarantee the Company’s loan from China Merchants Bank. The loan was guaranteed by Mr. Erqi Wang.

On June 9, 2026, the Company entered into a Financial Advisory Engagement Agreement (the “Advisory Agreement”) with Goldeenridge Ventures Ltd. (“Goldeenridge”), pursuant to which Goldeenridge agreed to provide financial advisory services in connection with a proposed asset acquisition project involving Beijing Tongsheng Technology Co., Ltd., in a stock issuance, asset acquisition, share exchange or another structure as agreed by the relevant parties (the “Transaction”). The Company also agreed to issue to Goldeenridge, or its designated nominee(s), an aggregate number of Class A Ordinary Shares equal to ten percent (10%) of the Class A ordinary shares issued by the Company as asset acquisition consideration in the Transaction, as compensation for the financial advisory services rendered in connection with the Transaction. Based on the current expected number of Consideration Shares, the Company currently expects to issue 6,418,646 Class A Ordinary Shares to Goldeenridge or its designee(s) upon the Closing.

On June 29, 2026, the Company entered into a VIE Control Acquisition and Share Issuance Agreement (the “Acquisition Agreement”) with Erhua Med, Beijing Tongsheng Technology Co., Ltd. (the “Target”), Chang Gil Lee (the “Seller”), and the share recipients identified therein solely for the limited purposes set forth in the Acquisition Agreement. Pursuant to the Acquisition Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, the Company and Erhua Med agreed to acquire contractual control over, and the right to receive substantially all of the economic benefits of, the Target through a series of the VIE Agreements to be executed and delivered at the Closing. Following the Closing, Erhua Med is expected to obtain contractual control, economic benefit rights, equity pledge rights, voting proxy rights and exclusive option rights with respect to the Target pursuant to the VIE Agreements. Neither the Company nor Erhua Med will acquire legal title to the equity interests of the Target. As consideration for entering into and performing the VIE Agreements and the transactions contemplated by the Acquisition Agreement, the Company agreed that, at the Closing, it will issue Class A Ordinary Shares to the Seller and/or the Seller’s designated share recipients. The aggregate number of Class A Ordinary Shares will be determined by dividing $105,329,974 by the issue price per share, which equals the lowest volume-weighted average price (“VWAP”) of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding execution of the Acquisition Agreement, rounded to the nearest whole share. Based on such pricing methodology, the Company currently expects to issue 64,186,456 Class A Ordinary Shares.

On June 29, 2026, Taizhou Zhongjin entered into a loan agreement with Bank of Communications to borrow $666,080 (RMB 4.6 million) as working capital, with a maturity date of June 29, 2027. The loan bears a fixed interest rate of 2.32% per annum. Mr. Erqi Wang is a co-borrower on the loan and is jointly and severally liable for the full repayment of principal and interest under the agreement.

On July 20, 2026, the Company held separate meetings of the holders of its Class A ordinary shares and Class B ordinary shares, followed by an EGM of shareholders. All proposals submitted at the respective meetings were approved. At the EGM, the Company’s shareholders approved, in the order presented: (i) an increase in the Company’s authorized share capital from $50,000 to $15,005,000 through the creation of 14,955,000,000 additional Class A ordinary shares; (ii) an increase in the voting rights attached to each Class B ordinary share from 30 votes to 800 votes per share; (iii) the adoption of the Company’s Third Amended and Restated Memorandum and Articles of Association; (iv) the repurchase and cancellation of 3,769,057 Class A ordinary shares held by Jolly Harmony Enterprises Limited (“Jolly Harmony”); (v) the allotment and issuance of 3,769,057 Class B ordinary shares to Jolly Harmony; (vi) the acquisition of contractual control over, and substantially all of the economic benefits of, Beijing Tongsheng Technology Co., Ltd., together with the related issuance of 64,186,456 Class A ordinary shares as acquisition consideration and the issuance of Class A ordinary shares pursuant to the Financial Advisory Engagement Agreement; and (vii) the adjournment of the EGM, if necessary or appropriate, to permit the further solicitation and voting of proxies.

On July 21, 2026, the transactions contemplated by the Acquisition Agreement were completed. In connection with the closing, the applicable parties executed the VIE Agreements, which became effective as of the closing date. As a result, Erhua Med obtained contractual control over, and the right to receive substantially all of the economic benefits of, the Target, including through the equity pledge, voting proxy and exclusive option arrangements provided under the VIE Agreements. Accordingly, the Company became the primary beneficiary of the Target for accounting purposes and will consolidate the financial results of the Target in accordance with U.S. GAAP beginning on July 21, 2026. At the closing, the Company issued an aggregate of 64,186,456 Class A ordinary shares to the Seller and the Seller’s designated share recipients as consideration for the acquisition and 6,418,646 Class A ordinary shares to Goldeenridge Ventures Ltd. and its designated nominees as compensation for related financial advisory services.

The Company evaluated the subsequent events through August 4, 2026, which is the date of the issuance of these unaudited condensed consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.